Exhibit 99.1

ARC Resources Ltd. Reports Third Quarter 2012 Results

CALGARY, Nov. 7, 2012 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its third quarter operating and financial results. Third quarter production was 89,511 boe per day and funds from operations were $164.9 million ($0.55 per share).  ARC's third quarter 2012 Unaudited Condensed Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the three and nine months ended September 30, 2012, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
FINANCIAL
(Cdn$ millions, except per share and per boe amounts)
Funds from operations (1)	164.9	213.5	511.4	617.6
Per share (2)	0.55	0.74	1.74	2.15
Net income (loss)	(24.3)	120.8	54.7	336.0
Per share (2)	(0.08)	0.42	0.19	1.17
Operating income (3)	26.6	68.0	104.1	217.4
Per share (2)	0.09	0.24	0.35	0.76
Dividends	90.6	86.2	264.9	257.5
Per share (2)	0.30	0.30	0.90	0.90
Capital expenditures	133.1	229.3	417.8	531.0
Net debt outstanding (4)	691.0	870.1	691.0	870.1
Shares outstanding, weighted average diluted	299.7	287.1	293.4	286.0
Shares outstanding, end of period	307.5	287.7	307.5	287.7
OPERATING
Production
Crude oil (bbl/d)	30,732	26,024	30,955	26,716
Condensate (bbl/d)	2,325	2,009	2,368	1,996
Natural gas (mmcf/d)	323.2	327.4	341.1	295.5
Natural gas liquids (bbl/d)	2,587	2,584	2,644	2,555
Total (boe/d) (5)	89,511	85,178	92,814	80,517
Average prices
Crude oil ($/bbl)	81.43	85.97	82.57	88.31
Condensate ($/bbl)	87.65	92.85	94.11	94.17
Natural gas ($/mcf)	2.45	3.88	2.39	3.99
Natural gas liquids ($/bbl)	31.05	47.90	38.85	46.56
Oil equivalent ($/boe)	39.99	44.83	39.82	47.75
Operating netback ($/boe)
Commodity and other sales	40.06	44.89	39.88	47.83
Transportation costs	(1.49)	(1.24)	(1.30)	(1.20)
Royalties	(4.89)	(6.90)	(5.72)	(7.05)
Operating costs	(10.64)	(10.13)	(9.61)	(9.81)
Netback before hedging	23.04	26.62	23.25	29.77
Realized Hedging gain (loss)	2.79	4.43	2.09	2.35
Netback after hedging	25.83	31.05	25.34	32.12
TRADING STATISTICS (6)
High price	26.25	26.23	26.25	28.67
Low price	21.50	19.81	18.36	19.81
Close price	23.90	22.56	23.90	22.56
Average daily volume (thousands)	1,282	1,108	1,448	1,245

(1)	Funds from operations is not a recognized performance measure under Canadian Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures" section in the MD&A for the three and nine months ended September 30, 2012 and 2011.
(2)	Per share amounts (with the exception of dividends) are based on weighted average shares.
(3)	Operating income is a non-GAAP measure. See "Operating Income" section in this news release.
(4)	Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital deficit plus unrealized losses on risk management contracts related to prior production periods. Working capital deficit is calculated as current liabilities less the current assets as they appear on the Condensed Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale, asset retirement obligations contained within liabilities associated with assets held for sale.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC's third quarter production was 89,511 boe per day, five per cent higher than the third quarter of 2011. Year-to-date production of 92,814 boe per day was 15 per cent higher than the same period of 2011. ARC's successful drilling program throughout the second half of 2011 and first nine months of 2012, the commissioning of the new 30 mmcf per day Ante Creek gas plant in February of 2012 and additional capacity at ARC's Dawson facilities contributed to the higher production in 2012.
•	ARC's third quarter liquids production of 35,644 barrels per day increased 16 per cent relative to the third quarter of 2011. ARC's focus has been to capitalize on the relative strength of crude oil prices by exploiting oil and liquids opportunities, which generate the highest rates of return and cash flows. Strong production results from new wells at Pembina, Goodlands, and Tower, and expanded processing capacity at Ante Creek have contributed to the significant increase in crude oil, condensate and natural gas liquids production in 2012.
•	Third quarter production was down five per cent relative to the second quarter of 2012 as the result of scheduled downtime for planned maintenance activities. ARC conducted a major maintenance program at the Dawson gas plant during the quarter, with 120 mmcf per day down for approximately 11 days, resulting in quarterly production downtime of approximately 14 mmcf per day. This was the first significant turnaround since commissioning the second phase of the Dawson plant in April 2011. All planned maintenance activities were completed within the third quarter and production was back on-stream as scheduled at the end of the quarter. ARC expects full year 2012 average production to be in the range of 91,000 to 94,000 boe per day.
•	Third quarter 2012 commodity sales revenues of $329.4 million were down six per cent relative to the third quarter of 2011. Crude oil and liquids production contributed approximately 78 per cent of both third quarter and year-to-date sales revenue, due to the strength of crude prices relative to natural gas prices. ARC's diversified production portfolio and an active hedging program helped to mitigate the impact of the low natural gas price environment.
•	Third quarter funds from operations were $164.9 million ($0.55 per share) down 23 per cent from $213.5 million ($0.74 per share) in the third quarter of 2011. Year-to-date funds from operations of $511.4 million ($1.74 per share) were down 17 per cent relative to 2011. Higher production volumes were offset by lower realized crude oil and natural gas prices, and current income taxes of $6.5 million and $26.3 million, respectively, for the third quarter and first nine months of 2012.
•	Operating income was $26.6 million ($0.09 per share) in the third quarter of 2012, a 61 per cent decrease from $68.0 million ($0.24 per share) in the third quarter of 2011. Year-to-date operating income of $104.1 million ($0.35 per share) was down 52 per cent relative to $217.4 million ($0.76 per share) in 2011. Lower natural gas sales revenue in 2012 was the primary driver of lower operating income in 2012.
•	ARC's third quarter funds from operations included a total hedging gain of $21.6 million attributed to realized gains of $21.5 million on natural gas, a loss of $0.5 million on crude oil hedges, a gain of $2.0 million on power hedges and a loss of $1.4 million on foreign currency hedges. ARC's realized cash gain of $21.5 million on natural gas hedges was attributed to approximately 68 per cent of third quarter natural gas production being hedged at an average floor price of Cdn$3.19 per mcf, well above the average second quarter average price of Cdn$2.19 per mcf. ARC's year-to-date funds from operations included hedging gains of $52.6 million comprised of a $65.7 million gain on gas hedges, a loss of $16.1 million on crude oil hedges, a gain of $3.6 million on power hedges and $0.6 million loss on foreign currency hedges.
•	ARC has protected the price on approximately 190 mmbtu per day (55 per cent) of natural gas production for the fourth quarter of 2012 at an average price of US$3.61 per mmbtu. Approximately 18,000 barrels per day (60 per cent) of crude oil production is currently hedged at an average floor/ceiling price of US$90/US$91 per barrel for the fourth quarter of 2012. Approximately 55 per cent of natural gas volumes and 50 per cent of crude oil volumes are hedged in 2013 at floor/ceiling prices of US$3.39/US$3.93 per mmbtu and US$95/US$104 per barrel, respectively. Approximately 20 per cent of current natural gas production is hedged for 2014 through 2017 at a floor/ceiling price of approximately US$4.00/US$5.00 per mmbtu.
•	Third quarter capital expenditures totaled $133.1 million as ARC drilled 29 gross operated wells comprised of 26 oil wells and 3 liquids-rich gas wells. Through the first nine months of 2012, ARC has spent $417.8 million of capital and drilled 106 gross operated wells comprised of 93 oil wells, 12 liquids-rich gas wells and one natural gas well. ARC will continue to focus on oil and liquids-rich opportunities at Tower, Ante Creek, Pembina, Goodlands and southeast Saskatchewan throughout the fourth quarter, to execute the planned 2012 capital program of $600 million, excluding net acquisitions.
•	ARC completed $11 million of land purchases and "tuck-in" acquisitions in key areas during the third quarter ($7.5 million net of non-core property divestments). To date in 2012, ARC has spent $38.2 million on land purchases and "tuck-in" acquisitions in key areas ($34.4 million net of non-core property divestments). ARC expects to spend between $25 million and $50 million on land and minor net property acquisitions in 2012 to grow our presence in key areas.
•	On August 22nd, ARC issued 14.6 million common shares at a price of $23.65 for gross proceeds of $345 million (net proceeds of $331 million). The net proceeds of the equity offering were used to pay down existing indebtedness under ARC's revolving credit facility and increase working capital to fund ongoing capital development programs into 2013.
•	During the third quarter, ARC issued US$360 million and CDN$40 million of long-term fixed rate notes through a private placement, capitalizing on low long-term interest rates and securing additional credit capacity. Proceeds from the note issuance were used to pay down indebtedness under ARC's credit facility. At the end of the third quarter, ARC had $1.9 billion of total credit capacity with borrowings of $790.2 million and a working capital surplus of $99.2 million, leaving approximately $1.2 billion of total available credit capacity. Net debt to annualized year-to-date funds from operations ratio was 1.0 times and net debt was approximately 8.6 per cent of ARC's total capitalization at the end of the third quarter; both well within ARC's target levels.
•	ARC declared and paid a dividend of $0.30 per share to shareholders for the third quarter of 2012 and has confirmed a dividend of $0.10 per share to shareholders for October 2012 to be paid on November 15, 2012. ARC has conditionally declared a dividend of $0.10 per share, payable monthly for November 2012, December 2012 and January 2013, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors. ARC has maintained the current monthly dividend level of $0.10 per share for a period of 41 months, including payments through October 15, 2012.
•	ARC's board of directors has approved an $830 million capital program for 2013. Additional details can be found in the November 7, 2012 news release titled "ARC Resources Ltd. Announces an $830 Million Capital Budget for 2013, Setting the Stage for Significant Production Growth in 2014" filed on SEDAR at www.sedar.com.
•	ARC is pleased to announce it has been named to the 2012 Carbon Disclosure Leadership Index ("CDLI") in recognition of its leadership in such disclosure and our emphasis on conducting environmentally responsible operations. It is the fifth consecutive year that ARC has been included in the CDLI. ARC is ranked second of the 20 Canadian companies to be included in the index, and notably ranks first amongst only five energy companies included in the index. The Carbon Disclosure Leadership Index is compiled by the Carbon Disclosure Project, which represents 655 investors and $78 trillion in assets.

ORGANIZATIONAL UPDATE

The Board of Directors of ARC Resources Ltd. announced today John Dielwart's retirement as Chief Executive Officer (CEO) effective January 1, 2013. Myron Stadnyk, currently President and Chief Operating Officer (COO), will become President and CEO and a director of ARC as of January 1, 2013. Mr. Dielwart will stay on as an advisor through to the Annual General Meeting in May 2013 to assist Mr. Stadnyk with the transition and will remain on the board of directors.  Mr. Stadynk has been with ARC since 1997 and has been in the position of President and COO since February 2009.  Please see the November 7, 2012 news release titled "ARC Resources Ltd. Announces CEO Succession" for additional details.

The company also announces the promotion of Cam Kramer to the position of Senior Vice President and Chief Operating Officer, effective January 1, 2013.  Mr. Kramer joined ARC in September 2011 as Senior Vice President Operations. Prior to joining ARC, he spent more than 20 years in roles of increasing responsibility with other successful oil and gas companies, where he was responsible for many aspects of the business from engineering to project management, acquisitions, production operations and capital allocation . Mr. Kramer's depth of executive experience and technical leadership capabilities will be invaluable to ARC as we profitably grow our business in the years ahead.

ECONOMIC ENVIRONMENT

Global macroeconomic factors, including concerns stemming from the European sovereign debt crisis and weaker economic activity in emerging markets such as China, continue to drive the benchmark WTI crude oil price.  While the third quarter WTI crude oil price was down slightly relative to second quarter of 2012, ARC's realized crude oil price was up three per cent in the third quarter due to narrowing Canadian crude oil differentials.  Through the first half of 2012, Canadian crude oil differentials weakened as a result of refinery outages and upgrades, oil production growth in both Canada and the United States and pipeline infrastructure bottlenecks in the mid-western region of the United States.  In the second quarter of 2012 the differential for Edmonton Par relative to West Texas Intermediate ("WTI") ranged from a discount of $4 per barrel to $20 per barrel. Canadian crude differentials partially recovered during the third quarter to average a discount of approximately $8 per barrel for Edmonton Par relative to WTI, as refinery demand increased on improved margins, certain infrastructure bottlenecks were alleviated, and additional rail transport was used.  If infrastructure issues are resolved and additional pipeline capacity becomes available, differentials should return to more normal historical levels; however the risk of volatile differentials remains a concern for the remainder of 2012 and into 2013.

Canadian natural gas prices averaged $2.19 per mcf in the third quarter, up 20 per cent from $1.83 per mcf in the second quarter of 2012, as concerns over near-term North American natural gas storage constraints were largely alleviated.  The natural gas price increase in the third quarter was partially due to a surge in natural gas demand attributed to coal-to-gas switching at electrical power plants, which largely mitigated the natural gas inventory build. However, despite a decline in North American natural gas drilling activity in 2012, natural gas production remained at record high levels, as a result of new production from high productivity horizontal wells in shale gas plays and associated gas from oil and liquids-rich gas wells.  Going forward, sustained demand growth is necessary in order to alleviate natural gas storage congestion in the fall of 2012 and into 2013.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on our capital programs. As we expect continued volatility for the remainder of 2012 and into 2013, we will take steps to mitigate these risks and maintain our strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's third quarter funds from operations of $164.9 million ($0.55 per share) were down 23 per cent compared to the third quarter of 2011 funds from operations of $213.5 million ($0.74 per share).  Year-to-date funds from operations of $511.4 million ($1.74 per share) were down 17 per cent compared to the 2011 funds from operations of $617.6 million ($2.15 per share).  Higher production during the third quarter and first nine months of 2012, relative to 2011, was offset by lower oil prices, significantly lower natural gas prices and current income tax expense in 2012.

Following is a reconciliation of funds from operations to net income and cash flow from operating activities for the third quarter and first nine months of 2012.

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Net income (loss)	(24.3)	120.8	54.7	336.0
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	126.4	158.9	437.9	331.1
Accretion of asset retirement obligation	3.1	3.3	9.3	10.1
Deferred tax (recovery) expense	(8.1)	46.4	(2.5)	114.4
Unrealized loss (gain) on risk management contracts	86.3	(138.3)	39.4	(63.7)
Unrealized losses on risk management contracts related to current production periods (1)	(1.4)	(4.8)	(11.8)	(38.1)
Foreign exchange (gain) loss on revaluation of debt	(16.7)	31.3	(16.5)	19.1
Gain on disposal of petroleum and natural gas properties	(0.2)	(4.8)	(0.2)	(92.7)
Other	(0.2)	0.7	1.1	1.4
Funds from operations (2)	164.9	213.5	511.4	617.6
Unrealized losses on risk management contracts related to prior production periods (1)	1.4	4.8	11.8	38.1
Net change in other liabilities	(5.2)	(5.1)	(8.6)	(13.7)
Change in non-cash working capital	13.7	2.4	6.3	31.2
Cash Flow from Operating Activities	174.8	215.6	520.9	673.2

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated with these contracts that relates to production periods for the three and nine months ended September 30 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.
(2)	Funds from operations is not a recognized performance measure under Canadian Generally Accepted Accounting Principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. See "Non-GAAP Measures" section in the MD&A for the three and nine months ended September 30, 2012 and 2011.

The following table details the items contributing to the change in funds from operations for the third quarter and first nine months of 2012 relative to 2011.

	Three months ended September 30		Nine months ended September 30
	$ millions	$/Share	$ millions	$/Share
Funds from operations - 2011 (1)	213.5	0.74	617.6	2.15
Volume variance
Crude oil and liquids	38.6	0.13	112.7	0.39
Natural gas	(1.5)	(0.01)	51.0	0.18
Price variance
Crude oil and liquids	(16.5)	(0.06)	(51.3)	(0.18)
Natural gas	(42.5)	(0.15)	(149.9)	(0.52)
Realized gains on risk management contracts	(17.4)	(0.05)	(27.3)	(0.09)
Unrealized losses on risk management contracts related to current production periods (2)	3.4	0.01	26.4	0.09
Royalties	13.9	0.05	9.6	0.03
Expenses:
Transportation	(2.6)	(0.01)	(6.6)	(0.02)
Operating	(8.2)	(0.03)	(28.6)	(0.10)
General and administrative	(7.1)	(0.02)	(11.1)	(0.04)
Interest	(1.8)	(0.01)	(4.1)	(0.01)
Current tax	(6.5)	(0.02)	(26.3)	(0.09)
Realized foreign exchange losses	(0.4)	-	(0.7)	-
Diluted shares	-	(0.02)	-	(0.05)
Funds from operations - 2012 (1)	164.9	0.55	511.4	1.74

(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three and nine months ended September 30 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Operating Netbacks

ARC's third quarter operating netback, before hedging, decreased 13 per cent to $23.04 per boe compared to $26.62 per boe in the third quarter of 2011. After hedging, ARC's third quarter netback was $25.83 per boe, a 17 per cent decrease relative to 2011. ARC's year-to-date 2012 pre-hedging netback was $23.25 per boe, 22 per cent lower than 2011.  The decrease in netbacks both before and after hedging is primarily due to the decrease in realized commodity prices.

ARC's total corporate royalty rate decreased to 12.2 per cent ($4.89 per boe) in the third quarter of 2012 from 15.4 per cent ($6.90 per boe) in 2011. ARC's year-to-date 2012 total corporate royalty rate decreased to 14.3 per cent (14.7 per cent in 2011).  Lower 2012 royalty rates were primarily due to significantly lower natural gas prices in 2012 relative to 2011.

ARC's third quarter and year-to-date operating costs were $10.64 per boe and $9.61 per boe, respectively in 2012.  Higher operating costs in the third quarter of 2012 relative to 2011 were attributed to scheduled maintenance activity at several properties, resulting in higher total operating costs and higher per boe operating costs due to production downtime in the third quarter.  Significantly lower power costs were the primary driver for lower operating costs in the first nine months of 2012 with Alberta Power Pool prices averaging 17 per cent and 23 per cent lower than third quarter and year-to-date 2011 prices, respectively.  ARC hedges a portion of electricity costs; however the gains or losses on the contracts have not been recorded directly against the operating costs.  Including the impact of gains on ARC's electricity hedge contracts, operating costs would decrease by $0.24 per boe for the third quarter and $0.14 per boe for the first nine months of 2012, respectively.

The following tables detail components of operating netbacks for the third quarter and first nine months of 2012 relative to 2011.

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q3 2012 Total ($/boe)	Q3 2011 Total ($/boe)
Average sales price	81.86	65.68	87.65	2.45	31.05	39.99	44.83
Other	-	-	-	-	-	0.07	0.06
Total sales	81.86	65.68	87.65	2.45	31.05	40.06	44.89
Royalties	(11.31)	(5.90)	(24.23)	(0.06)	(7.10)	(4.89)	(6.90)
Transportation	(1.62)	(0.71)	(0.52)	(0.26)	(0.68)	(1.49)	(1.24)
Operating costs (1)	(16.25)	(20.11)	(6.59)	(1.02)	(13.70)	(10.64)	(10.13)
Netback prior to hedging	52.68	38.96	56.31	1.11	9.57	23.04	26.62
Hedging gain (2)	0.52	-	-	0.72	-	2.79	4.43
Netback after hedging	53.20	38.96	56.31	1.83	9.57	25.83	31.05
% of Total	68%	1%	5%	25%	1%	100%	100%

(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains and losses on risk management contracts plus an unrealized loss on risk management contracts related to July through September production. Foreign exchange contracts are excluded from the netback calculation.

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	YTD 2012 Total ($/boe)	YTD 2011 Total ($/boe)
Average sales price	82.98	68.13	94.11	2.39	38.85	39.82	47.75
Other	-	-	-	-	-	0.06	0.08
Total sales	82.98	68.13	94.11	2.39	38.85	39.88	47.83
Royalties	(13.37)	(7.42)	(25.68)	(0.10)	(10.41)	(5.72)	(7.05)
Transportation	(1.08)	(1.02)	(1.06)	(0.25)	(0.52)	(1.30)	(1.20)
Operating costs (1)	(15.24)	(17.36)	(5.98)	(0.88)	(10.20)	(9.61)	(9.81)
Netback prior to hedging	53.29	42.33	61.39	1.16	17.72	23.25	29.77
Hedging (loss) gain (2)	(1.47)	-	-	0.70	-	2.09	2.35
Netback after hedging	51.82	42.33	61.39	1.86	17.72	25.34	32.12
% of Total	65%	2%	5%	26%	2%	100%	100%

(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains and losses on risk management contracts plus an unrealized loss on risk management contracts related to January through September production. Foreign exchange contracts are excluded from the netback calculation.

Net Income

ARC recorded a net loss of $24.3 million ($0.08 per share) for the third quarter of 2012 compared to net income of $120.8 million ($0.42 per share) in the third quarter of 2011.  Year-to-date net income of $54.7 million ($0.19 per share) was down 84 per cent relative to net income of $336 million ($1.17 per share) in 2011.  Higher production had a positive impact on netbacks and funds from operations in both the third quarter and first nine months of 2012, however these gains were eroded by significantly lower natural gas prices and lower realized crude oil prices in 2012.

Third quarter 2012 net income included an $86.3 million unrealized loss on risk management contracts ($138.1 million unrealized gain in the third quarter of 2011). Year-to-date net income included a $39.4 million unrealized loss on risk management contracts ($25.3 million unrealized gain in 2011).  The unrealized losses in the third quarter and year-to-date period of 2012 were primarily attributed to an increase in crude oil and natural gas futures price at the end of the third quarter relative to the second quarter of 2012.

Operating Income

Third quarter operating income was $26.6 million ($0.09 per share), down 61 per cent from $68.0 million ($0.24 per share) in the third quarter of 2011.  Year-to-date 2012 operating income was $104.1 million ($0.35 per share), down 52 per cent from $217.4 million ($0.76 per share) in 2011.  The decrease in operating income was primarily due to lower netbacks in 2012. The following table summarizes operating income for the third quarter and first nine months of 2012 and 2011.

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net income	(24.3)	120.8	54.7	336.0
Add (deduct) non-operating items, net of tax:
Unrealized (gain) loss on risk management contracts	64.7	(103.7)	29.6	(47.7)
Unrealized loss on risk management contracts relating to current production periods (1)	(1.1)	(3.6)	(8.9)	(28.5)
Foreign exchange (gain) loss on revaluation of debt	(12.5)	23.4	(12.4)	14.3
Gains on disposal of petroleum and natural gas properties	(0.2	(3.6)	(0.2)	(69.4)
Impairment on property, plant and equipment	-	33.8	39.8	12.5
Unrealized loss on short-term investment	-	0.9	1.4	0.2
Operating Income - $ millions (2)	26.6	68.0	104.1	217.4
Operating Income - $ per share (2)	0.09	0.24	0.35	0.76

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three and nine months ended September 30 have been applied to reduce operating income in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.
(2)	Operating income is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. The term "operating income" is defined as net income excluding the impact of after-tax loss on unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains and losses on short-term investments, after-tax impairment (recovery) on property, plant and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates. ARC believes that adjusting net income for these non-operating items presents a better measure of financial performance that is more comparable between periods. The most directly comparable measure of operating income calculated in accordance with GAAP is net income.

Risk Management

ARC maintains a risk management program to reduce the volatility of sales, increase the certainty of cash flows and to protect acquisition and development economics.  ARC's risk management program is governed by certain Board approved hedging limits which currently restrict the amount of total forecast production that can be hedged to a maximum of 55 per cent of total production over a two year period and a maximum of 25 per cent of natural gas production between two and five years out.  ARC's hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions, and to further protect the capital program and dividends for a specific period, with approval of the Board.

Floor prices on crude oil and natural gas hedged volumes provide a level of certainty for ARC to execute its business plan over the near-term.  Given the significant contribution of ARC's crude oil and natural gas liquids production to total sales and funds from operations, ARC management recognizes the risk associated with a reduction in crude oil pricing.  Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices through 2013 with approximately 60 per cent and 45 per cent per cent of total crude oil and liquids production being hedged for the remainder of 2012 and 2013 at a floor/ceiling prices of approximately US$90/US$91 per barrel and US$95/US$104 per barrel, respectively.

ARC's significant natural gas resource base provides a considerable inventory of long-term natural gas development opportunities and potential future value.  Given the recent volatility of natural gas prices, ARC management recognizes the need for greater certainty over the economics on these long-term natural gas projects and in response, ARC received Board approval to hedge up to 25 per cent of natural gas production beyond a two year term to a maximum term of five years.  To date, ARC has executed long-term natural gas hedge contracts on 90 mmbtu per and 60 mmbtu per day of natural gas volumes for the periods 2014 and 2015 through 2017, respectively.  For the fourth quarter of 2012, ARC has hedged approximately 55 per cent of natural gas production at a price of US$3.61 per mmbtu and approximately 45 per cent of 2013 natural gas production is hedged at a floor/ceiling price ofUS$3.39/US$3.93 per mmbtu.

ARC expects to continue to execute its Risk Management program on volumes going forward, increasing hedged volumes in 2013 and beyond.  The following table summarizes ARC's average crude oil and natural gas hedged volumes for the period 2012 through 2017.  For a complete listing and terms of ARC's hedging contracts, see Note 10 "Risk Management Contracts" in the Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 and 2011.

Hedge Positions Summary (1) As at November 7, 2012	November - December 2012		2013		2014		2015 - 2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	91.11	18,000	104.01	14,992	-	-	-	-
Floor	90.00	18,000	95.01	14,992	-	-	-	-
Sold Floor	63.44	16,000	64.17	11,984	-	-	-	-
Natural Gas (3)	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu
Ceiling	3.48	175,000	3.93	157,041	4.83	90,000	5.00	60,000
Floor	3.48	175,000	3.39	157,041	4.00	90,000	4.00	60,000

(1)	The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.
(2)	For 2012 and 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the "Ceiling" have been sold against either the monthly average or the annual average WTI price. In the case of settlements on annual positions, ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.
(3)	The natural gas price shown translates all AECO positions to a NYMEX equivalent price. The equivalent AECO price hedged would approximate a fixed sales price of CDN$3.08 per mcf for 2012.

ARC realized cash gains on natural gas hedging contracts in the third quarter of 2012 of $21.5 million.  ARC hedged approximately 65 per cent of third quarter 2012 natural gas production at an average floor price of Cdn$3.19 per mcf, well above third quarter average market prices of Cdn$2.19 per mcf. Through the first nine months of 2012, ARC realized cash gains of $65.7 million on natural gas hedging contracts.

ARC recognized a marginal loss on crude oil hedging contracts in the third quarter of 2012 of $0.5 million (loss of $16.1 million for the first nine months of 2012).  ARC hedged approximately 60 per cent of third quarter 2012 crude oil production at an average floor/ceiling price of US$90/US$91 per barrel, relative to the third quarter 2012 average market price of US$92.19 per barrel.  Third quarter and year-to-date crude oil hedging losses included a loss of $1.4 million and $11.8 million, respectively, on crude oil annual-settled call contracts relating to volumes hedged for the third quarter and first nine months of 2012.  Unlike the majority of ARC's risk management contracts that are settled monthly, these annual-settled call contracts, which relate to production throughout 2012, will be cash-settled in their entirety in January 2013 based on the annual average price.

ARC's third quarter unrealized loss of $86.3 million on commodity hedging contracts was due primarily to an increase in crude oil and natural gas forward prices as at September 30, 2012 relative to the second quarter of 2012.  The actual future cash settlements under the commodity hedge contracts will differ from the current unrealized liability as changes in commodity prices occur in future periods.

OPERATIONAL REVIEW

During the third quarter of 2012, ARC spent $133.1 million to execute its capital program.  ARC drilled 29 gross (28 net) wells on operated lands.  Third quarter drilling activity was focused on oil and liquids development with 100 per cent of wells drilled being oil and liquids-rich targets.  Drilling activities focused on Pembina in Alberta, Goodlands in Manitoba, Tower in British Columbia, and on various oil properties throughout southeast Saskatchewan.  To date in 2012, ARC has spent $417.8 million of capital and drilled 106 gross operated wells comprised of 93 oil wells, 12 liquids-rich gas wells and one natural gas well.

Third quarter production of 89,511 boe per day increased five per cent relative to the third quarter of 2011 and was comprised of 60 per cent natural gas production and 40 per cent crude oil and liquids production.  Year-to-date production of 92,814 boe per day increased 15 per cent relative to the same period of 2011.  Third quarter crude oil and liquids production of 35,644 boe per day was 16 per cent higher than the third quarter of 2011 due to production from new oil and liquids-rich gas wells drilled, predominantly at Pembina, Goodlands, and Ante Creek.  Commissioning of the new 30 mmcf per day Ante Creek gas processing facility in February 2012 also contributed to higher liquids production in 2012.

Third quarter production was lower than the second quarter of 2012 as a result of scheduled downtime for planned maintenance activities with the most significant volume impact at Dawson.

Pembina

Third quarter Pembina production exceeded expectations due to strong well performance.  Production increased to approximately 11,300 boe per day in the third quarter, up 11 per cent relative to the third quarter of 2011. Pembina third quarter production was comprised of 73 per cent light oil and liquids and 27 per cent natural gas.  Higher third quarter production was attributed primarily to two new wells which came on-stream during the third quarter at initial 30 day production rates of approximately 600 boe per day and 300 boe per day, respectively.

During the third quarter, ARC drilled nine horizontal Cardium oil wells at Pembina.  Year to date, ARC has spent $81 million on development at Pembina and drilled 29 gross operated horizontal Cardium wells.  ARC is pleased with the results to date of the horizontal drilling program at Pembina.  ARC plans to drill 10 additional horizontal Cardium wells in the fourth quarter of 2012.  Extensive work on waterflood management continues at Pembina with drilling of horizontal water injectors, producer to injector well conversions, and injector well stimulations to optimize reservoir recoveries and maximize value.

Ante Creek

The Ante Creek property in northern Alberta is a Montney oil and natural gas play in which ARC has a land position of 263 net sections.  ARC's Ante Creek production averaged 10,500 boe per day in the third quarter of 2012 (50 per cent oil and liquids).  The commissioning of the new 30 mmcf per day Ante Creek gas plant in late February 2012 has resulted in production increasing from 8,000 boe per day prior to commissioning of the plant to approximately 10,700 boe per day at the end of the third quarter.

ARC had originally planned a 40 well drilling program at Ante Creek in 2012, however, 20 wells were deferred to 2013 as a result of the $160 million reduction to ARC's 2012 capital program announced in May of this year.  An inventory of previously drilled wells were brought on stream with the commissioning of the new gas plant, allowing for production growth at Ante Creek despite not having drilled any new wells in the second and third quarters of 2012. ARC will drill new wells in the remainder of 2012 and into 2013 to fill the new gas plant through the coming year.  ARC plans to focus on commercialization of drilling operations to optimize capital efficiencies through pad drilling programs. While typical Ante Creek wells contain varying levels of both oil and natural gas, ARC is targeting the potentially more oil prone regions of the land base.

Parkland/Tower

ARC has a land position of 23 net sections at Parkland, located in northeastern British Columbia, a Montney liquids-rich natural gas play. ARC's Tower property consists of 56 net sections of contiguous land north and west of the Parkland field.  Third quarter production for the Parkland/Tower area was approximately 8,200 boe per day comprised of 1,400 bbls per day of oil and liquids and 41 mmcf per day of natural gas production.

The Tower property provides favorable economics due to its classification as a Montney oil play, producing predominantly light oil and free condensate with additional liquids in the gas stream.  During the third quarter, ARC drilled one gross operated horizontal well at Tower, bringing ARC's total drill count to 11 gross operated wells since late 2011.  At the end of the third quarter, eight wells were tied-in, however, due to liquids handling facility limitations, production rates are restricted until new facilities come on-stream in early 2014.  Third quarter Tower production averaged approximately 800 boe per day comprised of 500 barrels per day of light oil, condensate and liquids and 1.7 mmcf per day of natural gas production.  New wells brought on-stream during the third quarter contributed to a 43 per cent increase in Tower production relative to the second quarter of 2012.

At present, ARC has operated processing capacity of 30 mmcf per day at the existing Parkland gas processing facility, plus an operated 25 mmcf per day compressor station with processing through a third party facility.  Existing facilities in the Parkland/Tower region have sufficient capacity to handle current gas production levels; however favorable results to date at Tower indicate that additional gas processing and liquids handling capacity will be required in this area.  ARC is awaiting regulatory approval to construct a 120 mmcf per day gas processing plant and liquids handling facility with designed capability to handle up to 130 barrels of oil and liquids per mmcf in the Parkland/Tower area.  The actual liquids production will depend upon the ratio of Parkland and Tower wells.  If approved, construction at Parkland/Tower would commence in 2013 with expected commissioning of the first 60 mmcf per day phase of the plant in early 2014. The additional processing capacity will facilitate further development and production growth in both the Tower oil play and the liquids-rich Parkland play.

Southeast Saskatchewan and Manitoba

Third quarter production in this region averaged approximately 11,600 boe per day of light crude oil, up 24 per cent from 9,400 boe per day in the third quarter of 2011 due to better operational run time in 2012.

The highest level of activity in this region was focused at the Goodlands property, a light oil play located in southwestern Manitoba.  Third quarter Goodlands production averaged 2,300 boe per day of light crude oil, up 130 per cent from 980 boe per day in the third quarter of 2011.

During the third quarter, ARC drilled two horizontal wells at Goodlands.  To date in 2012, ARC has spent $36 million and drilled 21 oil wells at Goodlands. During the fourth quarter, ARC plans to drill seven additional horizontal Goodlands wells.

Dawson

Third quarter production at Dawson averaged 148 mmcf per day of natural gas and 650 barrels per day of condensate and liquids.  Dawson third quarter production was down nine per cent relative to the second quarter of 2012 due to planned downtime for scheduled maintenance at the Dawson gas processing facility. The Dawson gas processing facility was down for a scheduled turnaround for approximately 11 days, resulting in approximately 14 mmcf per day of production downtime in the third quarter.  This was the first significant turnaround since commissioning the second phase of the Dawson plant in April 2011.  ARC was able to flow additional natural gas production through third party facilities during the plant shut-down in order to minimize the volume impact and all production was back on-stream as planned by the end of the third quarter.

As a result of well productivity in Dawson continuing to exceed expectations, ARC had an inventory of six wells waiting to be brought on-stream at the end of the third quarter.  The inventory of wells will enable ARC to maintain production at maximum facility capacity of 165 mmcf per day throughout 2012 and into 2013.

Attachie

ARC holds a prospective land base of 117 net sections of liquids-rich Montney acreage at Attachie in northeastern British Columbia.  During the third quarter of 2012, ARC drilled two wells at Attachie.  ARC completed construction of a battery at the 4-9 site, tied-in both a vertical and a horizontal well on the eastern edge of the Attachie lands through this battery to a third party facility, and brought production on-stream late in the second quarter.  Interpretation of a 300 square kilometer 3D seismic program continued through the third quarter.

At present, there is limited infrastructure in the immediate area.  ARC plans to continue to evaluate the potential for future commercial development at Attachie.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the third quarter of 2012 and $1.20 per share for the trailing 12 month period ended September 30, 2012.  The Board of Directors has confirmed a dividend of $0.10 per share for October 2012, payable on November 15, 2012, and has conditionally declared a monthly dividend of $0.10 per share, payable monthly for November 2012, December 2012 and January 2013, targeting a total dividend of $0.30 per share for the fourth quarter of 2012.  The dividends have been designated as eligible dividends under the Income Tax Act (Canada) and are payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
October 29, 2012	October 31, 2012	November 15, 2012	$0.10 (1)
November 28, 2012	November 30, 2012	December 17, 2012	$0.10 (2)
December 27, 2012	December 31, 2012	January 15, 2013	$0.10 (2)
January 29, 2013	January 31, 2013	February 15, 2013	$0.10 (2)

(1)	Confirmed on October 16, 2012.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The pillar of ARC's business strategy is "risk-managed value creation".  ARC's goal is to transform this value into shareholder returns through regular dividends and anticipated capital appreciation relating to future growth.  Through the remainder of 2012, our primary focus will be to maximize value by directing capital to oil and liquids-rich natural gas projects to capitalize on the relative strength of crude oil and liquids prices.

The first nine months of 2012 were punctuated by commodity price volatility with natural gas prices reaching ten year lows and Canadian crude oil differentials widening to unprecedented levels.  Continued volatility is expected for the remainder of 2012 and into 2013 and as such, ARC is taking steps to mitigate the risks accordingly and to preserve our strong financial position through this period of volatile commodity prices.

To date in 2012, ARC achieved record production, increased liquids production, and drilled 106 gross operated wells, with 99 per cent of the wells targeting oil and liquids-rich natural gas properties.  ARC's disciplined approach to capital planning and execution focused on the highest rate of return projects resulted in strong funds from operations and low debt levels despite the low natural gas price environment.

Our asset portfolio, consisting of high quality crude oil, liquids-rich gas and dry gas development opportunities provides for both near-term and long-term development.  This diversified asset portfolio provides optionality to exploit opportunities that offer the highest rates of return during a downturn in any one commodity. In the current commodity price environment, ARC favors investments in oil and liquids-rich projects that currently offer the highest rates of return given the outlook for crude oil remains positive at this time.  We continually review drilling and infrastructure programs to ensure that projects meet targeted rates of return in accordance with our normal course risk-managed value creation operating criteria.

ARC continues to actively hedge both crude oil and natural gas to provide a greater level of certainty over revenues, funds from operations and economics of capital projects.  Given ARC's significant natural gas resource base in northeastern B.C. Montney and the recent volatility of natural gas and Canadian crude oil prices, ARC has executed long-term natural gas hedges to provide greater certainty over project economics and cash flows.

ARC expects to finance its 2012 and 2013 capital programs with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP"), existing credit capacity, proceeds from the disposition of minor and non-strategic assets, and proceeds from the equity offering completed in August 2012. ARC will continue its asset redeployment strategy in 2012 and beyond to high grade the asset base with the objective of enhancing shareholder value.

ARC will continue to execute its $600 million 2012 capital program with the primary focus being on oil and liquids-rich gas opportunities. ARC's Board approved a 2013 capital program of $830 million, with a continued focus on oil and liquids-rich gas development throughout ARC's diverse asset base.  ARC's 2013 capital program incorporates infrastructure spending on the first phase of the Parkland/Tower gas processing and liquids handling facility, currently expected to be on stream early in 2014.  ARC expects to exit 2013 with production of approximately 100,000 boe per day, but will demonstrate only modest full year average production growth of approximately three per cent in 2013 as much of the growth will come on during the fourth quarter of 2013. Significant production growth is expected to continue in 2014 upon commissioning of the Parkland/Tower gas processing and liquids handling facility.  With the recently completed debt issuance and equity offering, ARC is well positioned with a strong balance sheet including low debt levels, working capital and significant available credit capacity to fund the 2013 capital program.

ARC is committed to the income component of our business model, which is the regular monthly dividend payment to our shareholders.  Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions.  We believe that we are well positioned to sustain current dividend levels despite the current low natural gas price environment.  If we experience a prolonged period of low commodity prices, our first response will be to defer certain growth capital.  If additional measures become necessary, dividend levels will be reconsidered in order to preserve our strong financial position in the long-term.

ARC expects full year 2012 production to be in the range of 91,000 - 94,000 boe per day.  ARC's planned 2012 capital expenditure program of $600 million excludes unbudgeted amounts for the acquisition of land and small producing properties which are expected to approximate $25 million to $50 million in 2012.  ARC's 2012 guidance for income taxes was reduced to $0.90 to $1.05 per boe from previous guidance of $1.15 to $1.20 per boe due to lower expected 2012 income taxes.  All 2012 guidance estimates are outlined in the following table.

	2012 Guidance (1)	YTD 2012 Actual	% Variance
Production:
Oil (bbls/d)	30,000 - 31,000	30,955	-
Condensate (bbls/d)	2,100 - 2,500	2,368	-
Natural gas (mmcf/d)	340 - 350	341	-
Natural Gas Liquids (bbls/d)	2,100 - 2,600	2,644	2
Annual average production (boe/d)	91,000 - 94,000	92,814	-
Expenses ($/boe):
Operating	9.50 - 9.70	9.61	-
Transportation	1.30 - 1.40	1.30	-
General and administrative (2)	2.45 - 2.60	2.78	(7)
Interest	1.20 - 1.30	1.33	(2)
Income taxes (3)	0.90 - 1.05	1.03	-
Capital expenditures ($ millions) (4)	600	418	-
Land expenditures and minor net property acquisitions ($ millions) (5)	25 - 50	31	-
Weighted average shares outstanding diluted (millions)	297	293	-

(1)	ARC revised guidance estimates for income taxes and weighted average shares on November 7, 2012. Previously, guidance for 2012 income taxes was $1.15 - 1.20 per boe, the decrease was attributed to lower estimates income taxes for 2012. Guidance for 2012 weighted average shares increased from 293 million shares to 299 million shares to incorporate the 14.6 million shares issued pursuant to the August 22, 2012 equity offering.
(2)	The 2012 annual guidance for general and administrative cost per boe is based on a range of $1.75 - $1.85 prior to the recognition of any expense associated with ARC's long-term incentive plan and $0.70- $0.75 per boe associated with ARC's long-term incentive plan. Actual per boe costs for each of these components for the nine months ended September 30, 2012 were $1.85 per boe and $0.93 per boe, respectively.
(3)	The 2012 corporate tax estimate will vary depending on the level of commodity prices and represents only the current income tax expense.
(4)	Excludes amounts related to unbudgeted net acquisitions of land and small producing properties which totaled approximately $30.6 million in the nine months of 2012.
(5)	Land expenditures and minor net property acquisitions are not included in the $600 million 2012 capital program.

Conference Call

A conference call to discuss the third quarter 2012 financial and operating results and the 2013 capital budget will be held for the investment community on Thursday November 8, 2012 beginning at 7:00 am MT (9:00 am ET).  To participate in the call, please dial (888) 231-8191 (toll-free in North America) or (403) 451-9838 (Local Dial-in) approximately 10 minutes prior to the conference call.  An archived recording of the call will be available at approximately 11:00 am MT on November 8, 2012 on ARC's website at www.arcresources.com.

The unaudited interim Condensed Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the three and nine months ended September 30, 2012, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2012 oil and gas production to average 91,000 to 94,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Commodity Price Environment", as to its risk management plans for 2013 and beyond under the heading "Risk Management", as to its exploration and development plans under the heading "Operational Review", and all matters including 2012 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:29e 07-NOV-12